FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  October 2007

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item
1.	News Release dated October 19, 2007
2.	Certificate of BSR & Co., statutory auditors of the Bank

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited
Date:	October 19, 2007	By:	/s/ Nilesh Trivedi
			Name:	Nilesh Trivedi
			Title:	Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 19, 2007

Performance Review – Quarter ended September 30, 2007: 33% year-on-year growth in profit after tax

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended September 30, 2007 (Q2-2008).

Highlights

•	Operating profit excluding treasury income increased 52% in Q2-2008 to Rs. 1,712 crore (US$ 430 million) from Rs. 1,129 crore (US$ 283 million) in the quarter ended September 30, 2006 (Q2-2007).

•	Profit after tax for Q2-2008 increased 33% to Rs. 1,003 crore (US$ 252 million) from Rs. 755 crore (US$ 189 million) for Q2-2007.

•	Net interest income increased 34% to Rs. 1,786 crore (US$ 448 million) for Q2-2008 from Rs. 1,334 crore (US$ 335 million) for Q2-2007.

•	Total advances increased 33% to Rs. 207,121 crore (US$ 52.0 billion) at September 30, 2007 from Rs. 155,403 crore (US$ 39.0 billion) at September 30, 2006.

•	Current and savings account deposits increased 38% to Rs. 57,827 crore (US$ 14.5 billion) at September 30, 2007 from Rs. 41,997 crore (US$ 10.5 billion) at September 30, 2006.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Operating review

Credit growth

The Bank’s total advances increased 33% to Rs. 207,121 crore (US$ 52.0 billion) at September 30, 2007 from Rs. 155,403 crore (US$ 39.0 billion) at September 30, 2006. The advances of the Bank’s international branches increased 146% to Rs. 36,994 crore (US$ 9.3 billion) at September 30, 2007 from Rs. 15,025 crore (US$ 3.8 billion) at September 30, 2006, reflecting the combination of the Bank’s strong corporate franchise, and its international presence. This has led to an increase in the proportion of advances of the Bank’s international branches in total advances from 9.7% at September 30, 2006 to 17.9% at September 30, 2007. The Bank’s retail advances were Rs. 131,014 crore (US$ 32.9 billion) at September 30, 2007 and constituted 63% of total advances. The Bank is also extending its reach in the small and medium enterprises segment with advances increasing by 56% to Rs. 5,205 crore (US$ 1.3 billion) at September 30, 2007 from Rs. 3,326 crore (US$ 0.8 billion) at September 30, 2006.

Deposit growth

The Bank’s total deposits increased 20% to Rs. 228,307 crore (US$ 57.3 billion) at September 30, 2007 from Rs. 189,499 crore (US$ 47.6 billion) at September 30, 2006. During this period, current and savings account deposits increased 38% to Rs. 57,827 crore (US$ 14.5 billion) at September 30, 2007 from Rs. 41,997 crore (US$ 10.5 billion) at September 30, 2006. The Bank had 950 branches and extension counters and about 3,600 ATMs at September 30, 2007.

International operations

The Bank has wholly-owned subsidiaries, branches and representative offices in 17 countries, and an offshore banking unit in Mumbai. At September 30, 2007 the Bank’s international operations accounted for about 22% of its consolidated banking assets. The Bank’s remittance business volumes were about Rs. 8,600 crore (US$ 2.2 billion) during Q2-2008. ICICI Bank UK’s profit after tax for the six-month period ended September 30, 2007 (H1-2008) was US$ 36.0 million.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Capital adequacy

The Bank’s capital adequacy at September 30, 2007 was 16.8%1 (including Tier-1 capital adequacy of 13.0%), well above RBI’s requirement of total capital adequacy of 9.0%.

Asset quality

At September 30, 2007, the Bank’s net non-performing assets constituted 1.4% of customer assets.

Unaudited consolidated results

The unaudited consolidated profit after tax was Rs. 1,642 crore (US$ 412 million) for the six-month period ended September 30, 2007 (H1-2008) compared to Rs. 1,319 crore (US$ 331 million) for the six-month period ended September 30, 2006 (H1-2007).

ICICI Prudential Life Insurance Company (ICICI Life) continued to maintain its market leadership among private sector life insurance companies with a market share of about 26% on the basis of weighted received new business premium in April-August 2007. Life insurance companies worldwide make losses in the initial years, in view of business gestation and customer acquisition costs as well as reserving for actuarial liability. While the growing operations of ICICI Life had a negative impact of Rs. 406 crore (US$ 102 million) on the unaudited consolidated profit after tax in H1-2008 on account of the above reasons, the company’s unaudited New Business Profit (NBP) in H1-2008 was Rs. 432 crore (US$ 108 million). NBP is a metric for the economic value of the new business written during a defined period. It is measured as the present value of all the future profits for the shareholders, on account of the new business based on standard assumptions of mortality, expenses and other parameters. Actual experience could differ based on variance from these assumptions especially in respect of expense overruns in the initial years.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership position with a market share of about 32% among private sector general insurance companies and an overall market share of about 12% during April-August 2007. ICICI General’s profit after tax was Rs. 81 crore (US$ 20 million) in H1-2008.

At September 30, 2007, ICICI Prudential Asset Management Company (ICICI AMC) had assets under management of about Rs. 50,400 crore (US$ 12.6 billion). ICICI AMC’s profit after tax was Rs. 53 crore (US$ 13 million) in H1-2008.

[1] Excludes US$ 750 million Upper Tier II issue made in January 2007 pending clarifications required by Reserve Bank of India on the clauses for principal and interest payment.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement

Rs. crore
	Q2-2007	Q2-2008	Growth over Q2-2007	H1-2007	H1-2008	FY2007
Net interest income[1]	1,334	1,786	34%	2,543	3,265	5,637
Non-interest income (excluding treasury)	1,330	1,897	43%	2,590	3,653	5,915
- Fee income	1,185	1,486	25%	2,240	2,914	5,012
- Lease & other income	145	411	183%	350	739	903
Less:
Operating expense	1,157	1,541	33%	2,237	3,020	4,979
Expenses on direct market agents (DMAs) [2]	327	385	18%	718	768	1,524
Lease depreciation	51	45	-12%	102	88	188
Core operating profit	1,129	1,712	52%	2,076	3,042	4,861
Treasury income	240	175	-27%	258	369	1,013
Operating profit	1,369	1,887	38%	2,334	3,411	5,874
Less: Provisions	467	644	38%	683	1,197	2,226
Profit before tax	902	1,243	38%	1,651	2,215	3,648
Less: Tax	147	240	63%	276	437	538
Profit after tax	755	1,003	33%	1,375	1,778	3,110

1.	Net of premium amortisation on government securities of Rs. 2.43 bn in Q2-2007, Rs. 2.10 bn in Q2-2008, Rs. 5.09 bn in H1-2007, Rs. 4.46 bn in H1-2008 and Rs. 9.99 bn in FY2007.
2.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
3.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet
Rs. crore
	Sept 30, 2006	Sept 30, 2007	Growth over Sept 30, 2006	March 31, 2007
Assets
Cash balances with banks & SLR	84,539	108,397	28%	104,489
- Cash & bank balances	23,825	34,025	43%	37,121
- SLR investments	60,714	74,372	22%	67,368
Advances	155,403	207,121	33%	195,866
Other investments	22,278	27,916	25%	23,890
Fixed & other assets	20,153	21,510	7%	20,413
Total	282,373	364,944	29%	344,658
Liabilities
Networth	23,550	44,752	90%	24,313
- Equity capital	893	1,111	24%	899
- Reserves	22,657	43,641	93%	23,414
Preference capital	350	350	-	350
Deposits	189,499	228,307	20%	230,510
Erstwhile ICICI borrowings	11,400	9,917	-13%	10,837
Other borrowings	40,201	63,668	58%	59,824
Other liabilities	17,373	17,950	3%	18,824
Total	282,373	364,944	29%	344,658

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the impact of any acquisitions, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Rupesh Kumar at 91-22-2653 7126 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs.39.85

Item 2

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

AUDITED UNCONSOLIDATED FINANCIAL RESULTS
  (Rupees in crore)
Sr. No.	Particulars	Three months ended		Half year ended		Year ended March 31, 2007
		September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	7,516.47	5,226.69	14,847.30	9,998.79	21,995.59
	a) Interest/discount on advances/bills	5,573.39	3,790.18	11,022.63	7,227.36	16,096.31
	b) Income on investments	1,818.57	1,242.05	3,497.28	2,317.99	4,989.84
	c) Interest on balances with Reserve Bank of India and other interbank funds	132.40	158.19	284.46	404.10	808.56
	d) Others	(7.89)	36.27	42.93	49.34	100.88
2.	Other income	2,071.94	1,570.13	4,022.53	2,847.69	6,927.87
3.	A) TOTAL INCOME (1)+(2)	9,588.41	6,796.82	18,869.83	12,846.48	28,923.46
4.	Interest expended	5,730.47	3,892.44	11,582.35	7,455.79	16,358.50
5.	Operating expenses (e) + (f) + (g)	1,970.80	1,535.24	3,876.12	3,056.72	6,690.56
	e) Employee cost	519.91	392.96	1,041.75	749.72	1,616.75
	f) Direct marketing expenses	385.43	327.11	768.09	717.95	1,523.90
	g) Other operating expenses	1,065.46	815.17	2,066.28	1,589.05	3,549.91
6.	B) TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	7,701.27	5,427.68	15,458.47	10,512.51	23,049.06
7.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	1,887.14	1,369.14	3,411.36	2,333.97	5,874.40
8.	Provisions (other than tax) and contingencies	644.49	466.60	1,196.76	682.85	2,226.36
9.	Exceptional items	..	..	..	..	..
10.	PROFIT / LOSS FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	1,242.65	902.54	2,214.60	1,651.12	3,648.04
11.	Tax expense
	a) Current period tax	417.72	179.95	745.33	347.03	984.25
	b) Deferred tax adjustment	(177.67)	(32.42)	(308.41)	(70.93)	(446.43)
12.	NET PROFIT / LOSS FROM ORDINARY ACTIVITES (10)–(11)	1,002.60	755.01	1,777.68	1,375.02	3,110.22
13.	Extraordinary items (net of tax expense)	..	..	..	..	..
14.	NET PROFIT / LOSS FOR THE PERIOD(12)–(13)	1,002.60	755.01	1,777.68	1,375.02	3,110.22
15.	Paid-up equity share capital (face value Rs. 10/-)	1,110.66	892.92	1,110.66	892.92	899.34
16.	Reserves excluding revaluation reserves	43,641.32	22,657.47	43,641.32	22,657.47	23,413.92
17.	Analytical ratios
	(i) Percentage of shares held by Government of India	..	..	..	..	..
	(ii) Capital adequacy ratio	16.76%	14.34%	16.76%	14.34%	11.69%
	(iii) Earnings per share (EPS) for the period
	Basic EPS before and after extraordinary items net of tax expenses (not annualised for quarter/ period) (in Rs. )	9.13	8.46	17.79	15.42	34.84
	Diluted EPS before and after extraordinary items net of tax expenses (not annualised for quarter/ period) (in Rs. )	9.08	8.39	17.68	15.30	34.64
18.	NPA Ratio
	i) Gross non-performing advances (net of technical write-off)	5,931.53	2,969.86	5,931.53	2,969.86	4,126.06
	ii) Net non-performing advances	2,970.94	1,509.23	2,970.94	1,509.23	1,992.04
	iii) % of gross non-performing advances (net of technical write-off) to gross advances (net off write-off)	2.8%	1.9%	2.8%	1.9%	2.1%
	iv) % of net non-performing advances to net advances	1.4%	1.0%	1.4%	1.0%	1.0%
19.	Return on assets (annualised)	1.12%	1.10%	1.01%	1.02%	1.09%
20.	Aggregate of non-promoter shareholding
	• No. of shares	1,111,912,138	892,895,861	1,111,912,138	892,895,861	899,266,672
	• Percentage of shareholding	100	100	100	100	100
21.	Deposits	228,306.63	189,499.37	228,306.63	189,499.37	230,510.19
22.	Advances	207,121.07	155,403.49	207,121.07	155,403.49	195,865.60
23.	Total assets	364,944.21	282,372.54	364,944.21	282,372.54	344,658.11

CONSOLIDATED FINANCIAL RESULTS OF ICICI BANK LIMITED AND ITS SUBSIDIARIES
(Rupees in crore)
Sr. No.	Particulars	Three months ended		Half year ended		Year ended March 31, 2007
		September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total Income	13,850.57	9,096.50	26,580.39	17,104.03	41,363.79
2.	Net Profit/(loss) for the period	897.92	732.84	1,642.29	1,319.06	2,760.63
3.	Earnings per share (EPS)
	EPS for the period (not annualised for quarter/period) (in Rs.)(basic)	8.18	8.21	16.44	14.79	30.92
	EPS for the period (not annualised for quarter/period) (in Rs.)(diluted)	8.13	8.15	16.34	14.68	30.75

UNCONSOLIDATED SEGMENTAL INFORMATION OF ICICI BANK LIMITED FOR THE
PERIOD ENDED SEPTEMBER 30, 2007
 (Rupees in crore)
Sr. No.	Particulars	Three months ended		Half year ended		Year ended March 31, 2007
		September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Consumer and Commercial Banking	7,495.21	5,649.27	14,930.36	10,697.75	23,479.37
b	Investment Banking	2,441.89	1,654.67	4,712.76	2,982.26	7,066.20
	Total revenue	9,937.10	7,303.94	19,643.12	13,680.01	30,545.57
	Less: Inter Segment Revenue	348.69	507.12	773.29	833.53	1,622.11
	Income from Operations	9,588.41	6,796.82	18,869.83	12,846.48	28,923.46
2.	Segmental Results (i.e. Profit before tax & provisions)
a	Consumer and Commercial Banking	1,211.88	1,069.72	2,254.84	1,883.68	4,535.25
b	Investment Banking	684.86	309.02	1,175.72	469.49	1,377.55
	Total profit before tax & provisions	1,896.74	1,378.74	3,430.56	2,353.17	5,912.80
3.	Provisions
a	Consumer and Commercial Banking	623.27	474.04	1,162.52	675.99	2,196.86
b	Investment Banking	21.22	(7.44)	34.24	6.86	29.50
	Total provisions	644.49	466.60	1,196.76	682.85	2,226.36
4.	Segment Results (i.e. Profit before tax)
a	Consumer and Commercial Banking	588.61	595.68	1,092.32	1,207.69	2,338.39
b	Investment Banking	663.64	316.46	1,141.48	462.63	1,348.05
	Total profit before tax	1,252.25	912.14	2,233.80	1,670.32	3,686.44
	Unallocated	9.60	9.60	19.20	19.20	38.40
	Tax	240.05	147.53	436.92	276.10	537.82
	Profit after tax	1,002.60	755.01	1,777.68	1,375.02	3,110.22
5.	Capital Employed (i.e. Segment Assets – Segment Liabilities excluding inter-segmental funds lent and borrowed)
a	Consumer and Commercial Banking	(28,165.49)	(45,179.23)	(28,165.49)	(45,179.23)	(47,842.84)
b	Investment Banking	68,470.67	65,489.89	68,470.67	65,489.89	68,079.85
	Total capital employed	40,305.18	20,310.66	40,305.18	20,310.66	20,237.01

Notes
1.	The above financials results have been prepared in accordance with Accounting Standard (“AS”) 25 on “Interim Financial Reporting”.
2.
The Sangli Bank Limited (Sangli Bank) has merged with ICICI Bank Limited effective April 19, 2007 as per the order of Reserve Bank of India (RBI) dated April 18, 2007. Pursuant to the merger of Sangli Bank with ICICI Bank Limited, the shareholders of Sangli Bank were allotted 3,455,008 equity shares of Rs. 10.00 each on May 28, 2007. The merger has been accounted for as per the purchase method of accounting in accordance with the scheme of amalgamation.

3.
The Bank issued 75,686,388 equity shares (including green shoe option) of Rs. 10.00 each to Qualified Institutional Bidders and Non-Institutional Bidders at a price of Rs. 940.00 per share and 32,912,238 equity shares of Rs. 10.00 each to Retail Bidders and Existing Retail Shareholders at a price of Rs. 890.00 per share, pursuant to a public issue of equity shares, aggregating to Rs. 10,043.71 crore on July 5, 2007. At September 30, 2007, 17,402,172 equity shares are partly paid on which Rs. 500 per share has been paid up (Rs. 9.25 towards face value and Rs. 490.75 towards share premium).

4.
The Bank has also issued 49,949,238 American Depositary Shares (ADS) including green shoe option of 6,497,462 ADSs at US$ 49.25 per share, representing 99,898,476 underlying equity shares of Rs. 10.00 each, aggregating to Rs. 9,923.64 crore on July 5, 2007.

5.	During the quarter ended September 30, 2007, the Bank allotted 402,758 equity shares of Rs. 10.00 each pursuant to exercise of employee stock options.
6.	Status of equity investors’ complaints / grievances for the quarter ended September 30, 2007.

Opening balance	Additions	Disposals	Closing balance
8	14,327	14,330	5

7.
Provision for current period tax includes Rs. 11.78 crore towards provision for fringe benefit tax for the quarter ended September 30, 2007 (Rs. 24.26 crore for the half year ended September 30, 2007).

8.
USD 750 million (Rs. 2,988.75 crore) of foreign currency bonds raised for Upper Tier II capital have been excluded from the above capital adequacy ratio (CAR) computation, pending clarification required by RBI regarding certain terms of these bonds.

9.
As required by RBI general clarification dated July 11, 2007, the Bank has deducted the amortisation of premium on government securities, from “Income on investments” included in “Interest earned” which was earlier included in “Other income” amounting to Rs. 210.34 crore for quarter ended September 30, 2007 (Rs. 242.74 crore for quarter ended September 30, 2006), Rs. 445.64 crore for half year ended September 30, 2007 (Rs. 509.27 crore for half year ended September 30, 2006) and Rs. 998.70 crore for year ended March 31, 2007. Prior period figures have been reclassified to conform to the current classification.

10.	Previous period / year figures have been regrouped / reclassified where necessary to conform to current period classification.
11.	The above financial results have been taken on record by the Board of Directors at its meeting held on October 19, 2007.
12.	The above unconsolidated financial results are audited by BSR & Co., Chartered Accountants.
13.	Rs. 1 crore = Rs. 10 million.

Place	: Mumbai	Chanda D. Kochhar
Date	: October 19, 2007	Joint Managing Director